Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for June 2024

Hamilton, Bermuda, July 9, 2024

Commercial update:

In June 2024, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$36,400 per day, gross1, including average daily scrubber and LNG benefits on eleven vessels of approximately US$2,000 per day. The Company’s six vessels trading on fixed time charters earned approximately US$35,500 per day, gross, including average daily scrubber and LNG benefits on five vessels. The Company’s six vessels trading on index-linked time charters earned approximately US$37,500 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$24,924 during June 2024.

The Company has agreed to convert the index linked charters to fixed charter rates for Mount Blanc and Mount Neblina from July 1, 2024 to July 31, 2024 at an average rate of US$35,000 per day plus scrubber premium according to the terms of their existing time charter agreement.

The Company will have the following average rates fixed for vessels that were previously on index linked charters:

July 2024: 3 vessels at an average of US$36,937 per day, gross

August to December 2024: 1 vessel at US$40,810 per day, gross

These vessels will continue to earn scrubber premium according to the terms of their respective existing time charter agreements.

“All of our 12 ships are now delivered from the yard and generating revenue. We have the youngest and most fuel-efficient fleet in the dry bulk industry. With the orderbook for Capesize ships at 6.5%, close to a 30-year low, limited yard capacity until late 2028 and an aging fleet should pave the way for higher utilization in the coming years. We are already starting to see the market improving with YTD average Baltic 5TC Capesize Index at $23,700, up 93% compared to 2023.

The Company will continue its focus on capital discipline with no further investments needed. It is the firm intention to return excess cashflow to shareholders through monthly dividends going forward” says CEO Herman Billung.

Cash distribution:

The Board has approved a cash distribution of US$0.05 per share for June 2024. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Key information:

Distribution amount: US$0.05 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on July 31, 2024.

Date of approval: July 8, 2024

Record date: July 19, 2024

Payment date: On or about July 31, 2024.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: July 18, 2024

Ex-date: July 19, 2024

The following dates apply to shares traded on Euronext:

Last day including right: July 17, 2024

Ex-date: July 18, 2024

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about August 5, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47918 31590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(In millions of U.S. dollars except per day data)	For the one-month period ended
June 30, 2024
Time charter revenues	$11.9
Address commission	$0.4
Operating revenues, gross	$12.3

Fleet operational days	338
Average Daily TCE Earnings, gross	$36,400